

December 2, 2010

Mr. M. Steven Bender
Chief Financial Officer
Westlake Chemical Corp.
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

> **Re:**   **Westlake Chemical Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2010**
> **File No. 1-32260**

Dear Mr. Bender:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements

Note 1 – Description of Business and Significant Accounting Policies

Principles of Consolidation, page 51

1. We note your disclosure that you account for your 59% owned interest in a PVC joint venture in China using the equity method. Your disclosure indicates the entity is not a variable interest entity and that certain participatory rights of the minority shareholders prevent you from exercising a controlling financial interest in the entity. Please provide us with a copy of your analysis that supports your conclusion, including any agreements that may be determinative.

Property, Plant and Equipment, page 51

2. We note your disclosure that no material asset retirement obligations have been recorded because you determined your assets have indeterminate lives and no significant conditional asset retirement obligations. Please revise future filings to better describe your asset retirement obligations and to better explain why they cannot be reasonably estimated. If the liabilities you are unable to reasonable estimate could be material to your financial statements, please revise future filings to provide additional disclosures regarding their potential magnitude. For example, under critical accounting policies, disclose the number of facilities with indeterminate lives and provide a range of potential cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term. Please provide us your proposed disclosures on a supplemental basis.

Turnaround Costs, page 53

3. We note, throughout your document, that you experienced several shutdowns during the period 2007-2009 that you characterize as "turnarounds". We note in certain instances, such as the ethylene unit at your Lake Charles facility in 2007, that the event appeared to be related to capital projects rather than planned major maintenance. Please refer to ASC 908-360-15-2 and explain to us how you determined that each turnaround, for which you capitalized costs, is within the scope of planned major maintenance activities.

4. Please provide us with an analysis of the specific nature of the costs you capitalized for each turnaround during the period 2007-2010. In addition, please expand your accounting policy in future filings to clearly indicate the nature of the costs you are capitalizing.

5. Please provide us roll-forwards of your turnaround costs and related accumulated amortization during the period 2007-2009 based on amounts disclosed in your financial statements and in MD&A.

6. Please tell us where you have included turnaround costs in your Statements of Cash Flows.

Note 4 – Property, Plant and Equipment, page 57
Note 17 – Plant Closures, page 73

7. Please revise future filings to disclose the carrying value of assets you assess for potential impairment and to disclose, if applicable, the remaining carrying values of assets for which you recorded impairments.

Note 5 – Other Assets, page 58

8. We note your annual impairment test related to goodwill includes a nine year forecast of cash flows. We further note your disclosure that indicates you have only included discretionary capital expenditures for 2010 in your forecast. Please clarify for us what you mean by "discretionary capital expenditures" and explain to us why you only include one year in your cash flow forecast. Based on your business and your disclosures, it appears to us that a predictable level of capital expenditures could be estimated based on your historical experience. As part of your response, please provide us with a copy of your goodwill impairment analysis, including a schedule of historical capital expenditures in recent years for your Olefins segment.

Note 7 – Employee Benefits, page 61

9. It appears from the roll-forward of your benefit obligation that you amended your defined benefit plans. Please expand your disclosures in future filings to discuss any plan amendments that occur. In addition, since your pension plan is underfunded, please expand your disclosures in future filings to provide a clear indication of your funding status relative to the Pension Protection Act of 2006 and to disclose any restrictions your plan may currently have due to your funding level. Also, please revise future filings to include the long-term liability for postretirement healthcare in your table of contractual obligations.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief